SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                       (Amendment No.    )*

                  NEWPORT NEWS SHIPBUILDING INC.
                         (Name of Issuer)

              COMMON STOCK PAR VALUE $0.01 PER SHARE
                  (Title of Class of Securities)

                             652228107
                          (CUSIP Number)

                         Thomas M. Kitchen
                     Avondale Industries, Inc.
                          5100 River Road
                        Avondale, LA  70094
                          (504) 436-2121

                          with a copy to:

                          Curtis R. Hearn
                     Jones, Walker, Waechter,
                 Poitevent, Carrere & Denegre, L.L.P.
                  201 St. Charles Avenue, Floor 51
                       New Orleans, LA 70170
                          (504) 582-8308

     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         JANUARY 19, 1999
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ________.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See <section>240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 652228107

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
          Avondale Industries, Inc.                         IRS #39-1097012


     2)   Check  the   Appropriate   Box  if  a  Member  of  a  Group  (See
          Instructions)
          (a)                                               _____
          (b)                                               _____


     3)   SEC Use Only



     4)   Source of Funds (See Instructions)               WC, OO



     5)   Check  if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                             _____



     6)   Citizenship or Place of Organization - Louisiana



 Number of     (7)  Sole Voting Power                   3,392,000(1)
  Shares
   Bene-
 ficially
 Owned by      (8)  Shared Voting Power                         0
   Each
Reporting
  Person
   With        (9)  Sole Dispositive Power              3,392,000(1)



               (10)  Shared Dispositive Power                   0




     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person                              3,392,000(1)



     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)        _____



     13)  Percent of Class Represented by Amount
          in Row 11                                          9.0%(1)(2)



     14)  Type of Reporting Person (See Instructions)          CO

     (1) Beneficial Ownership of 3,392,000 shares of Common Stock reported hereunder is so being reported solely as a result of the Parent Stock Option Agreement described in Item 4. The Option (as defined in Item 3) granted pursuant to the Parent Stock Option Agreement is not currently exercisable. Because the Option will not become exercisable unless and until certain specified events occur, Avondale Industries Inc. expressly disclaims beneficial ownership of all such shares.

     (2) The 3,392,000 shares indicated represent 9.0% of the sum of (a) the outstanding shares of common stock of the Issuer as of December 31, 1998, as represented by the Issuer in the Merger Agreement described in
Item 5, and (b) the 3,392,000 shares of common stock subject to the Option.

Item 1.   Security and Issuer.

     This statement relates to the common stock, par value $0.01 per share (the "Common Stock") of Newport News Shipbuilding Inc., a Delaware corporation (the "Issuer" or "Parent"). The Issuer's principal executive office is 4101 Washington Avenue, Newport News, Virginia, 23607.

Item 2.   Identity and Background.

     This Schedule 13D is being filed by Avondale Industries Inc., a Louisiana corporation ("Avondale" or the "Company"). The address of its principal business and of its principal office is 5100 River Road, Avondale, Louisiana, 70094. Avondale's principal business is the construction of surface ships for the U.S. Navy.

     The names of the directors and executive officers of Avondale and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule I, which Schedule is incorporated herein by reference.

     Other than executive officers and directors, to the best of Avondale's knowledge, there are no persons controlling or ultimately in control of Avondale.

     Neither Avondale nor, to the best of its knowledge, any of the persons listed in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Avondale nor, to the best of its knowledge, any of the persons listed in Schedule I has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     As more fully described in Item 4, the Issuer has pursuant to the Parent Stock Option Agreement granted to Avondale an irrevocable option pursuant to which Avondale has the right, upon the occurrence of certain events (none of which has occurred), to purchase up to 3,392,000 shares of Common Stock (subject to certain anti-dilution adjustments) at a price per share of $29.875 (the "Option"). Certain terms of the Option are summarized in Item 4.

     If the Option were exercisable and Avondale were to exercise the Option on the date of this Schedule 13D, the funds required to purchase the shares of Common Stock issuable upon exercise would be $101,336,000. It is currently anticipated that funds to finance such purchase would be derived from a combination of working capital and borrowings, although no definitive determination has been made at this time as to the source of such borrowings. The Parent Stock Option Agreement provides Avondale with a "cash-out right," which would allow Avondale to obtain the benefits of the Option but would require no expenditure of funds.

Item 4.   Purpose of Transaction.

     On January 19, 1999, Issuer, Ares Acquisition Corporation, a Louisiana corporation and a wholly-owned subsidiary of Issuer ("Sub"), and Avondale entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, Sub will be merged with and into Avondale (the "Merger") and Avondale will continue as the surviving corporation (the "Surviving Corporation") and as a wholly-owned subsidiary of Issuer. The Articles of Incorporation of Avondale will be amended and restated at the effective time of the Merger (the "Effective Time") in such form as set forth in Exhibit A to the Merger Agreement and such articles shall be the articles of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law. At the Effective Time, the By-laws of Sub will become the By-laws of the Surviving Corporation, the initial directors of the Surviving Corporation will be as provided for in the Merger Agreement, and the officers of Avondale will be the officers of the Surviving Corporation. At the Effective Time, shareholders of Avondale will receive shares of the Issuer's Common Stock in exchange for each share of Avondale's common stock as follows: Each issued share of Avondale's common stock will be converted into the right to receive the number (the "Conversion Number") of shares of the Issuer's Common Stock that is equal to the quotient obtained by dividing (i) $35.50 by (ii) the "Average Parent Stock Price" (as defined in Section 2.01(c) of the Merger Agreement); PROVIDED, HOWEVER, that in no event will the Conversion Number be greater than 1.2500 or less than 1.1500. Using this formula, the value of the voting securities to be acquired in the Merger is approximately $470 million, based on the closing price of the Issuer's Common Stock on January 19, 1999. Following the Merger, Issuer's corporate name will be changed to Newport News Avondale Industries Inc. Upon consummation of the Merger, Avondale's common stock will be delisted from trading on The Nasdaq National Market, where it currently trades under the symbol "AVDL."

     Concurrently with and as an inducement and condition to the Issuer's entering into the Merger Agreement, the Issuer and Avondale (i) entered into a stock option agreement (the "Company Stock Option Agreement") pursuant to which Avondale granted the Issuer the option to purchase up to 1,312,000 shares of Avondale's common stock (or such greater number as equals 9.9% of the then outstanding shares of Avondale's common stock) at a purchase price of $35.50 per share and (ii) entered into a stock option agreement (the "Parent Stock Option Agreement") pursuant to which the Issuer granted Avondale the option to purchase up to 3,392,000 shares of the Issuer's Common Stock (or such greater number as equals 9.9% of the then outstanding shares of the Issuer's Common Stock) at a price of $29.875 per share. Both the Parent Stock Option Agreement and the Company Stock Option Agreement provide that the option of either of the grantees under either of the agreements is execisable only after a termination of the Merger Agreement in connection with which a grantee is or may be entitled to a termination fee pursuant to the terms of the Merger Agreement. Both the Parent Stock Option Agreement and the Company Stock Option Agreement provide that the Notional Total Option Profit (as defined in each such agreement) that either party may realize from the option granted pursuant thereto may not exceed $14 million. All references to the Parent Stock Option Agreement and the Company Stock Option Agreement are qualified in their entirety by the full text of such agreements, filed herewith as Exhibits 2 and 3 and incorporated by reference herein.

     The parties intend to consummate the Merger as soon as practicable following the satisfaction or waiver of the conditions to closing set forth in the Merger Agreement. The closing of the Merger is conditioned upon, among other things, (i) approval by stockholders of Avondale and the Issuer, (ii) obtaining certain regulatory approvals and (iii) other customary closing conditions. The consummation of the Merger is expected to occur in the second quarter of 1999.

Item 5.   Interest in Securities of the Issuer.

     (a) Avondale may be deemed to be the beneficial owner of the shares of Common Stock issuable upon the exercise of the Option. As provided in the Parent Stock Option Agreement, Avondale may exercise the Option only upon the happening of one or more events, none of which has occurred. (See
Item 4.) If the Option were exercised, the shares of Common Stock issuable to Avondale would represent 9.9% of the Issuer's issued and outstanding shares of Common Stock (without giving effect to the issuance of such shares of Common Stock and based on the number of shares outstanding as of December 31, 1998 as set forth in the Merger Agreement). Avondale has no right to vote or dispose of the shares of Common Stock subject to the Option and expressly disclaims beneficial ownership of all such shares.

          Except as set forth above, neither Avondale nor, to the best of its knowledge, any of the persons listed in Schedule I beneficially owns any shares of Common Stock.

     (b) If the Option were to become exercisable, and Avondale were to thereafter exercise the Option, it would have sole power to vote and sole power to direct the disposition of the shares of Common Stock issuable pursuant to the Option.

     (c) Avondale acquired the Option in connection with the Merger Agreement. (See Item 4.) Neither Avondale nor, to the best of its knowledge, any of the persons listed in Schedule I has effected any transactions in the Common Stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described in Item 4 and Item 5 of this Schedule 13D, neither Avondale nor, to the best of its knowledge, any of the persons listed on
Schedule I has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

     1. Agreement and Plan of Merger dated as of January 19, 1999, among Issuer, Ares Acquisition Corporation and Avondale
               (incorporated by reference to Exhibit 2.1 to Issuer's Form 8-K dated January 22, 1999 (Commission File No. 1-12385)).

     2. Parent Stock Option Agreement dated as of January 19, 1999, between Issuer and Avondale (incorporated by reference to Exhibit 2.2 of Issuer's Form 8-K dated January 22, 1999 (Commission File No. 1-12385)).

     3. Company Stock Option Agreement dated as of January 19, 1999, between Avondale and Issuer (incorporated by reference to Exhibit 2.3 of Issuer's Form 8-K dated January 22, 1999 (Commission File No. 1-12385)).

                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 29, 1999       AVONDALE INDUSTRIES, INC.



                              By:   /S/ THOMAS M. KITCHEN
                              Name:  Thomas M. Kitchen
                              Title: Vice President and Chief Financial
                                     Officer

                            SCHEDULE I

                Directors and Executive Officers of
                     Avondale Industries, Inc.

     The names, business addresses and present principal occupations of the directors and executive officers of Avondale Industries, Inc. are set forth below. If no business address is given, the director's or executive officer's business address is Avondale Industries, Inc., 5100 River Road, Avondale, Louisiana, 70094. All of Avondale's directors and executive officers are citizens of the United States.

NAME AND BUSINESS ADDRESS                         PRESENT PRINCIPAL OCCUPATION
I.  Directors:
    Albert L. Bossier, Jr.                        Avondale's Chairman, Chief Executive Officer and
                                                  President

    Anthony J. Correro, III                       Partner, Correro Fishman Haygood Phelps Weiss
    201 St. Charles Avenue                        Walmsley & Casteix, L.L.P. (law firm)
    New Orleans, LA  70170

    Francis R. Donovan                            President, Designers and Planners, Inc. (marine
    9216 Dellwood Drive                           engineering, naval architecture and
    Vienna, VA  22180                             environmental planning firm); Vice Admiral, U.S.
                                                  Navy (retired)

    Kenneth B. Dupont                             Avondale's Vice President Commercial and
                                                  Offshore Programs

    Thomas M. Kitchen                             Avondale's Vice President, Chief Financial
                                                  Officer and Secretary

    Hugh A. Thompson                              Retired.  Formerly Professor of Engineering and
    12437 Highway 157                             Dean of the School of Engineering at Tulane
    Rising Fawn, GA  30738                        University

II. Executive Officers
    (who are not directors):

    R. Dean Church                                Avondale's Vice President and Chief
                                                  Administrative Officer

    Thomas H. Doussan                             Avondale's Vice President and Chief Operating
                                                  Officer

    Ronald J. McAlear                             Avondale's Vice President, Advanced Programs
                                                  and Marketing

    Edmund C. Mortimer                            Avondale's Vice President, Government Programs